Coca-Cola İçecek

FILE 82-35049

09045439

February 19, 2009

SEC Mail Processing Section

FEB 23 2009

Washington, DC
111

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on February 18, 2009.

Fitch Ratings today affirmed Coca-Cola İçecek A.Ş.'s (CCI) Local Currency Senior Unsecured and Issuer Default ratings (IDR) at 'BBB'. The Company's Foreign Currency Senior Unsecured rating and IDR, which are constrained by Turkey's Country Ceiling, are affirmed at 'BB'. While Fitch affirms the Stable Outlook for Foreign Currency IDR, The Outlook on the Local IDR has been revised to Negative from Stable. Our local currency rating remains at four notches above the sovereign rating.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

PROCESSED
MAR 05 2009
THOMSON REUTERS

Sincerely,

Coca-Cola İçecek A.Ş.

Coca-Cola İçecek

FILE 82-35049

February 19, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on February 18, 2009.

Coca-Cola İçecek A.Ş. (CCI) acquired The Coca-Cola Export Corporation's (TCCEC) 13.75% share in Turkmenistan Coca-Cola Bottlers Limited (TCCB) which was announced on December 26, 2007 and Day Investments Ltd's 12.50% share in TCCB which was announced on May 28, 2008. CCI made a total payment of USD 4.2 million in cash and CCI's 33.25% share in TCCB increased to 59.5%.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68 www.cci.com.tr